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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

RIMFIRE MINERALS CORPORATION

700 - 700 West Pender Street

Vancouver, British Columbia V6C 1G8

Telephone: (604) 669-6660

Facsimile: (604) 669-0898

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the shareholders of Rimfire Minerals Corporation (the "Company") will be held at Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia at 2:00 p.m. (Vancouver time) on Wednesday, June 20, 2007 for the following purposes:

1.

To receive the report of the directors to the shareholders;

2.

To receive the audited financial statements of the Company for the year ended January 31, 2007 and the report of the auditors thereon;

3.

To fix the number of directors at six (6);

4.

To elect directors for the ensuing year;

5.

To appoint auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors;

6.

To approve the continuation of an incentive stock option plan and the granting or amendment of stock options for directors, officers and insiders of the Company at such prices and amounts and on such terms as may be acceptable to the TSX Venture Exchange;

7.

To approve all actions of the Directors and Officers carried out on behalf of the Company during the preceding year;

8.

To transact such other business as may properly be brought before the meeting.

Accompanying this Notice are the Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 9th day of May, 2007.

By Order of the Board of Directors

"David A. Caulfield"

President and Chief Executive Officer

RIMFIRE MINERALS CORPORATION

700 - 700 West Pender Street

Vancouver, British Columbia V6C 1G8

Telephone (604) 669-6660

Facsimile (604) 669-0898

INFORMATION CIRCULAR AS AT MAY 9, 2007

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF RIMFIRE MINERALS CORPORATION ("the Company") for use at the Annual and Special General Meeting of shareholders of the Company to be held on June 20, 2007 and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting. Except where otherwise indicated, the information contained is stated as of May 9, 2007.

All cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit proxies personally, by telephone or telegraph, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management proxyholder"). A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him/her at the Meeting may do so either by striking out the printed names and inserting such other person's name or by completing another proper form of proxy. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, BC V6C 3B9, Facsimile: (604) 689-8144 not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, Information Circular and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Pacific Corporate Trust Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxy nominees named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

REVOCATION OF PROXY

A proxy may be revoked, before it is exercised, either by:

(a)

signing a proxy bearing a later date or signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy), and depositing it at the time and place specified above for the proxy; or

(b)

registering in person with the Scrutineer at the Meeting.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy; an Alternate Proxyholder has discretion to vote the shares as he or she chooses.

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At present, Management of the Company knows of no such amendments or variations.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest, in any transaction which will be considered at this meeting with the exception of the approval of the Company’s incentive stock option plan.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

On May 9, 2007, there were 22,241,039 no par value common shares issued and outstanding, each share carrying the right to one vote. Only shareholders of record at the close of business on May 9, 2007 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name	Number of Voting Securities	Percentage
CDS & Co. [1]	18,369,129	82.59%
CEDE & Co. [1]	3,189,408	14.34%

[1]

the beneficial owners of these shares are not known to the Company.

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at six (6) and to nominate the persons listed below for election as Directors. Each Director will hold office until the next Annual General Meeting, unless his office is earlier vacated.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised.

Name and Address of Nominee and present position with the Company	Period from which Nominee has been a Director	Number of shares beneficially owned	Principal Occupation
David A. Caulfield, P.Geo. Coquitlam, British Columbia President, Chief Executive Officer & Director	November 8, 1991	710,001[1]	Chief Executive Officer, Rimfire Minerals Corporation
Henry J. Awmack, P. Eng. Vancouver, British Columbia Chairman of the Board & Director	November 8, 1991	1,352,001[1]	Chief Operating Officer Equity Engineering Ltd. (geological consulting company)
Bipin Ghelani, C.A.[2] Richmond, British Columbia Director	January 15, 2003	63,000[1]	Chartered Accountant Self-employed
Jack H.L. Miller, P.Eng.[3] North Vancouver, British Columbia Director	October 31, 1998	65,500[1]	Chief Operating Officer Quadra Mining Ltd. (mining company)

Name and Address of Nominee and present position with the Company	Period from which Nominee has been a Director	Number of shares beneficially owned	Principal Occupation
Gary Paulson[2] Prince George, British Columbia Director	October 31, 1998	168,680[1]	President, Falcon Drilling Ltd. (mining services company)
Ian J. Talbot[2] North Vancouver, British Columbia Director	November 22, 2006	22,500[1]	President, Arcus Development Group Inc. (mineral exploration company)

[1]

Voting securities beneficially owned, directly or indirectly, or over which control or direction is exercised, which information has been furnished by the nominees themselves

[2]

Member of the Company’s Audit Committee

[3]

Jack Miller was an officer of Imperial Metals Corporation when it applied for a plan of arrangement under the Company’s Creditors Arrangement Act on November 23, 2001. The plan of arrangement was approved on April 15, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation to Named Executive Officers

During the fiscal year ending January 31, 2007 the Company had two (2) named executive officers, namely David A. Caulfield, the President and Chief Executive Officer of the Company and Dorothy G. Miller, the Chief Financial Officer of the Company (the “Named Executive Officers”). The following table sets forth particulars concerning the compensation of the Named Executive Officers as defined in Form 51-102F6.

For purposes of this section:

Named Executive Officers" or "NEOs" means the following individuals:

(a) each CEO;

(b) each CFO;

(c) each of the company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of the company at the end of the most recently completed financial year-end;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

The following table is a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years, for services rendered to the Company.

Summary Compensation Table

NEO Name Principal Position	Year Ended	Annual Compensation			Long Term Compensation			All Other Compensation ($)
		Salary ($)	Bonus For the Year ($)	Other Annual Compensation ($)	Securities Under Option/SARs Granted ($) [1]	Restricted Shares/ Units Awarded ($)	LTIP Payouts
David A. Caulfield, President, CEO	2007 2006 2005	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	175,000 15,000 45,000	NIL NIL NIL	NIL NIL NIL	$129,600[2] 98,800[2] 96,000[2]
Dorothy G. Miller, CFO	2007 2006 2005	$63,866 NIL NIL	NIL NIL NIL	NIL NIL NIL	60,000 10,000 15,000	NIL NIL NIL	NIL NIL NIL	$10,923[3] 60,250[3] 33,844[3]

[1]

Refer to "Options & SARs Granted to Named Executive Officers" for further details.

[2]

Pursuant to the terms of a Management Agreement dated March 1, 2002, Equity Engineering Ltd. was paid the sum of $5,000 per month for the services of Mr. Caulfield. An amended agreement dated December 1, 2003 increased this amount to $8,000 per month. A subsequent amendment increased the monthly remuneration to $10,800 effective January 1, 2006. Mr. Caulfield is a director and officer of Equity Engineering Ltd. Refer to "Management Contracts".

[3]

Pursuant to the terms of a Management Agreement dated March 1, 2002, and amended January 1, 2006, Equity Engineering Ltd. is reimbursed actual costs for the services of Ms. Miller based on time allocated to the Company. Refer to "Management Contracts". As of April 1, 2006 Ms. Miller’s services are no longer paid under contract to Equity Engineering Ltd.

Long Term Incentive Plan Awards to Named Executive Officers

No long-term incentive plan awards were made to any Named Executive Officers during the financial year ending January 31, 2007.

Options & SARs Granted to Named Executive Officers

During the financial year ending January 31, 2007, the Company granted the following options or SARs to the Named Executive Officers.

Name	Date of Grant	# of Securities Under Options/ SARs Granted	% of total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs at Date of Grant ($/Security)	Expiration Date
CEO David A. Caulfield	Jan. 11 2007 July 17 2006	25,000 150,000	14% 24%	$2.04 1.70	$2.04 1.70	Jan 11, 2012 July 17, 2011
CFO Dorothy G. Miller	Jan. 11 2007 July 17 2006	10,000 50,000	8% 5%	$2.04 1.70	$2.04 1.70	Jan 11, 2012 July 17, 2011

Each grant of options on July 17, 2006 vests over two years as follows: ½ upon the grant date, ¼ on July 17, 2007 and ¼ on July 17, 2008.

Aggregated Option/SAR Exercises During The Most Recently Completed Financial Year And Financial Year-End Option/SAR Values

Named Executive Officer Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
CEO David A. Caulfield	NIL	NIL	280,000/ 75,000	$245,000/ $36,000
CFO Dorothy G. Miller	NIL	NIL	135,000/ 25,000	$129,700 $12,000

Option and SAR Repricings

No options or SARs were repriced during the fiscal year ending January 31, 2007.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial pension plan.

Termination of Employment, Change in Responsibility or Control, and Employment Contracts

There are no employment contracts between the Company and any Named Executive Officer. The Company has no plan or arrangement in respect of compensation received or that may be received by executive officers, including Named Executive Officers, in the financial year ending January 31, 2007 or current fiscal year with the view to compensating such officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change of control.

Composition of the Compensation Committee

The Corporation does not have a formal compensation committee; however independent directors (Bipin Ghelani, Gary Paulson and Ian Talbot) meet on an annual basis to review management compensation. Recommendations from the group of independent directors are referred to the entire board of directors (the “Board”) at the budget review meeting for approval. The Chief Executive Officer, in consultation with the Chief Financial Officer and independent directors, determines compensation of staff members who are not executive officers.

The Board as a whole is charged with the responsibility of reviewing the performance of the Chief Executive Officer on an annual basis, assisting with goal-setting and measurement of performance with respect to those goals.

Compensation of Directors

Other than as stated in this Information Circular, the Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors other than the unissued treasury shares reserved for the grant of directors’ and employees’ stock options. There has been no other arrangement pursuant to which directors were compensated by the Company in their capacity as directors during the Company’s financial year ending January 31, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of the financial year ended January 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	1,920,000	$1.38	322,154
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	1,920,000	$1.38	322,154

The Company reserves 10% of issued treasury shares for issuance to Directors, Senior Officers, employees and consultants pursuant to stock option agreements entered into with them or to be entered into with them subject to regulatory approval and subject to member approval being obtained with respect to options granted to insiders of the Company. Options granted will be granted in order to provide an optionee with an incentive to act in the best interest of the Company. The Company intends to ask shareholder ratification of the existing Stock Option Plan at the Annual General Meeting. See item 1 under “Particulars of Other Matters to be Acted Upon” below.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors and Senior Officers of the Company, nor any associate or affiliate of the Directors and Senior Officers, has been indebted to the Company during the financial year ending January 31, 2007.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which has or will materially affect the Company.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Hay & Watson, Chartered Accountants, as Auditors for the Company for the ensuing year at remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

The Company entered into a Management Agreement dated January 1, 2007 with Equity Engineering Ltd. ("Equity") to provide the services of David A. Caulfield as President and Chief Executive Officer of the Company for the sum of $10,800 per month. In addition, Equity will be reimbursed for actual costs of office rent and administrative services provided to the Company. The Agreement can be terminated by the Company on six months' notice. Equity is not at arm's length to the Company as two of the principals of Equity are David A. Caulfield and Henry J. Awmack, who are directors and officers of the Company. The independent directors review and approve this Management Agreement on an annual basis.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. and Equity Geoscience, Ltd. (collectively “Equity”). As at January 31, 2007 the Company was indebted to Equity in the amount of $54,391 for geological consulting services provided by Equity and charged to the Company on the same basis as those charged by Equity to unrelated third parties. Equity is not at arm's length to the Company, as two of the principals of Equity are David A. Caulfield and Henry J. Awmack who are directors and officers of the Company.

During the year ended January 31, 2007, the Company paid Equity $736,281 for geological consulting services and $235,389 for providing general corporate and administrative services composed of $1,611 for insurance, $6,282 for investor services, $129,999 for management services, $8,061 for office services, $62,336 for rent and $27,100 for support services. It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and will be remunerated for such services at the rate charged by Equity to all its customers.

In January 2006, the Company signed an agreement jointly with Fronteer Development Group Inc (“Fronteer”) to acquire 700 mineral claims and a proprietary geoscience dataset, covering a large region of the northern Yukon known as the Wernecke Breccias. Equity is one of the underlying vendors who own a 7.5 to 15% Net Profits Interest (“NPI”) in the property. Equity’s share of the NPI is 40%. In addition, two of the directors and officers of the Company each own 20% of a different company which is entitled to 10% of the NPI.

In July 2006, the Company signed an option agreement with Arcus Development Group Inc. (“Arcus”) for Arcus to earn a 51% interest in the Williams property on completion of funding exploration expenditures totalling 2.5 million on or before December 31, 2009, making cash payments totalling $210,000 and issuing 400,000 shares of Arcus to the Company. Arcus and the Company have two directors in common. Discussion of the terms of the agreement and the decision to option the property and was made with the common directors abstaining. This is not a material transaction for the Company however it is the principal property for Arcus.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1.

Stock Option Plan

In accordance with TSX Venture policies, the Company has adopted an incentive stock option plan (the "Plan"). The Plan has been established to further the Company's policy of motivating officers, directors and employees of the Company to participate in the growth and development of the Company. The Plan requires the approval of the members of the Company and will be subject to the policies of the TSX Venture Exchange.

The Plan allows for the Company to reserve unissued treasury shares equal in number to 10% of its issued and outstanding capital which as at the date of this Information Circular would represent 2,224,104 common shares. There are presently outstanding options for 1,920,000 shares held by directors, officers and employees of the Company.

The aggregate number of shares authorized for issuance to any one person within a one-year period is limited to 5% of the outstanding shares of the Company. The exercise price of the options granted under the Plan shall be not less than the Discounted Market Price as defined in the policies of the TSX Venture Exchange.

An option may be granted for a period of up to 5 years from the date of the granting of the option. If the option holder resigns or is terminated for just cause, all unexercised options previously granted to such option holder are cancelled. In any other circumstance, the option holder retains the right to exercise all options granted to such holder in accordance with their terms.

The Plan will be administered by the directors of the Company, and subject to regulatory requirements in that regard, may be amended by the Board of directors without further shareholder approval.

At the Meeting, the members of the Company will be asked to consider and, if thought fit, to pass a resolution approving the continuation of the Plan and the granting or amendment of stock options for directors, officers and employees of the Company at such prices and amounts and on such terms as may be acceptable to the TSX Venture Exchange.

Copies of the Plan can be obtained directly from the Company.

2.

Acts and Deeds of Directors

Shareholders will be requested to confirm, ratify and approve all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on behalf of the Company during the preceding year.

Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company is filed on SEDAR at www.sedar.com. The Company files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

The Company’s comparative financial statements and management discussion and analysis for the most recently completed fiscal year (January 31, 2007) are also filed on SEDAR.

The Company will provide to any person, upon request to the secretary of the Company at its address at 700 - 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8, the following:

1.

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the report of the independent chartered accountants and one copy of any interim financial statement of the Company subsequent to the financial statements for its most recently completed financial year; and

2.

one copy of the information circular of the Company with respect to its most recent annual general meeting of shareholders that involved the election of directors

3.

one copy of the Company’s Code of Ethics, Audit Committee Charter and corporate governance guidelines as approved by the Board of Directors.

The Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

DATED at Vancouver, British Columbia, this 9th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“David A. Caulfield”

David A. Caulfield

President and Chief Executive Officer

Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

RIMFIRE MINERALS CORPORATION

TO BE HELD AT TERMINAL CITY CLUB
837 WEST HASTINGS STREET, VANCOUVER BC

ON WEDNESDAY, JUNE 20, 2007, AT 2:00PM

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, DAVID A. CAULFIELD, a Director of the Company, or failing this person, ALAN J. HUTCHISON, Corporate Secretary for the Company, or in the place of the foregoing,    (print the name), as proxyholder for and on behalf of the  Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Against	Withhold
1. To fix the number of Directors at 6			N/A
2. To elect as Director, Henry J. Awmack		N/A
3. To elect as Director, David A. Caulfield		N/A
4. To elect as Director, Bipin A. Ghelani		N/A
5. To elect as Director, Jack H.L. Miller		N/A
6. To elect as Director, Gary Paulson		N/A
7. To elect as Director, Ian J. Talbot		N/A
8. Appointment of Hay & Watson, Chartered Accountants as auditors of the Company		N/A
9. To authorize the Directors to fix the Auditors’ remuneration			N/A

 10.

To approve the continuation of an incentive stock option plan and the granting or amendment of stock options for directors, officers and insiders of the Company at such prices and amounts and on such terms as may be acceptable to the TSX Venture Exchange

N/A
11. To approve all actions of the Directors and Officers carried out on behalf of the Company during the preceding year			N/A
12. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

SHAREHOLDER SIGN HERE:

DATE SIGNED:

THIS FORM MUST BE SIGNED AND DATED.

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the holder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4.

A holder who wishes to attend the Meeting and vote on the resolutions in person may simply register with the scrutineers before the Meeting begins.

5.

A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

  appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy; OR

(b)

  appoint another proxyholder, who need not be a holder of the Company, to vote according to the holder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  If a holder has submitted an Instrument of Proxy, the holder may still attend the Meeting and may vote in person.  To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7.

Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8.

To be represented at the Meeting, proxies must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote.pctc.com.  To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683).  Please have this proxy in hand when you call.  A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.  Fax number 604-689-8144.OUR PROXY BY

Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual.  Do not mail the printed proxy or VIF if you have voted by the internet or telephone.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: May 9, 2007	By: “David A. Caulfield”

David A. Caulfield, President